September 17, 2008

Mr. Milwood Hobbs

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Core-Mark Holding Company, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Forms 10-Q for the Fiscal Quarters Ended

March 31, 2008 and June 30, 2008

File No. 0-51515

Dear Mr. Hobbs:

This letter confirms our telephone conversation of today regarding our request for an extension of time to respond to your letter dated September 9, 2008. As discussed during our call, we intend to submit our response to the comments in your letter by September 30, 2008.

We require the extra time to respond to your letter primarily to obtain and analyze information from our actuary in order to prepare the requested critical accounting policy disclosure for our workmen’s compensation, general and auto liability reserves.

I appreciate your understanding in this matter.

Please contact us at (650) 589-9445 with any follow up questions you may have.

Sincerely,

CORE-MARK HOLDING COMPANY, INC.

by:

/s/ Christopher Miller
Christopher Miller Chief Accounting Officer